Sanofi-aventis Acquires Laboratorios

Kendrick in Mexico

- Acquisition Advances Emerging Markets Strategy -

Paris, France - April 2, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that its subsidiary sanofi-aventis Mexico has acquired Laboratorios Kendrick (“Kendrick”) in a move to accelerate sales growth and further extend its pharmaceutical portfolio in emerging markets.

Kendrick is a leading generic company in Mexico and one of the most dynamic in this market, with sales amounting to around 500 million Mexican pesos (around 26 million euros) in 2008. Kendrick’s portfolio incorporates more than 50 active ingredients in the following therapeutic areas: analgesics, antihistamines, anti-infectives, antirheumatics, cardiovascular and central nervous system drugs. Kendrick’s market share in the Mexican generic market is estimated at 15% (IMS MAT January 2009).

Nicolas Cartier, General Manager of sanofi-aventis Mexico said: “The Kendrick acquisition represents an exceptional opportunity to accelerate our growth in the generic market in Mexico. Sanofi-aventis proves once again its leadership and its commitment to offering quality medicines that satisfy the patient needs with one of the most comprehensive portfolios in the industry.”

Kendrick will enable sanofi-aventis to reinforce its leadership in Mexico and further extend the range of its pharmaceutical portfolio. This acquisition is one more step in the path to transform sanofi-aventis into a global healthcare leader.

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About Laboratorios Kendrick

Founded in 1946, Kendrick is one of the companies that actively participate within both the Private Market - pharmacies, chain outlets - and Government Tender market segments in Mexico. Kendrick is a fully-integrated pharmaceutical company that develops, manufactures, markets and distributes unbranded and branded generic products in Mexico.

About sanofi-aventis Mexico

With 2,500 employees and sales amounting to around 600 million euros in 2008, sanofi-aventis is the market leader in Mexico, with strong positions in diabetes, oncology, thrombosis, pain and vaccines. In 2007, sanofi-aventis launched its own generic division in Mexico which already ranks 8th among the generic companies in Mexico. Sanofi-aventis has a manufacturing plant in Mexico and has developed a significant presence in terms of clinical research. Recently, sanofi-aventis announced the signing of an agreement to build a 100 million euro facility to manufacture pandemic influenza vaccine in Mexico.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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